Exhibit 99.2

Review report

To the Board of Directors of Dr. Reddy’s Laboratories Limited

We have reviewed the accompanying statement of unaudited financial results (‘the Statement’) of Dr. Reddy’s Laboratories Limited (“the Company”) for the quarter and six months ended 30 September 2015, except for the disclosures regarding ‘Public shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the Management and have not been reviewed by us. This statement is the responsibility of the Company’s Management and has been approved by the Board of Directors in their meeting held on 29 October 2015. Our responsibility is to issue a report on the statement based on our review.

We conducted our review in accordance with the Standard on Review Engagement (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Institute of the Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with Accounting standards 25, Interim Financial Reporting (“AS 25”), notified under section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 and other accounting principles generally accepted in India and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

for B S R & Co. LLP

Chartered Accountants

Firm’s Registration No: 101248W/W-100022

Supreet Sachdev

Partner

Membership Number: 205385

Place: Hyderabad

Date: 29 October 2015

DR. REDDY’S LABORATORIES LIMITED

PART I : STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER

AND HALF YEAR ENDED 30 SEPTEMBER 2015

All amounts in Indian Rupees lakhs, except share data and where otherwise stated

Sl. No.	Particulars	Quarter ended						Half year ended				Year ended
		30.09.2015		30.06.2015		30.09.2014		30.09.2015		30.09.2014		31.03.2015
		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Audited)
1	Income from operations
	a) Net sales / income from operations (Net of excise duty)	286,147		250,833		245,199		536,980		510,483		988,739
	b) License fees and service income	1,200		456		782		1,656		2,338		4,006
	c) Other operating income	2,294		1,304		2,103		3,598		4,311		8,349
	Total income from operations (net)	289,641		252,593		248,084		542,234		517,132		1,001,094
2	Expenses
	a) Cost of materials consumed	50,843		50,119		63,110		100,962		121,535		232,263
	b) Purchase of traded goods	14,803		15,430		14,067		30,233		24,336		52,606
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(1,855)		(3,807)		(9,720)		(5,662)		(8,854)		(2,896)
	d) Employee benefits expense	42,276		40,877		37,327		83,153		73,744		149,086
	e) Selling expenses	25,188		26,229		27,575		51,417		57,903		106,350
	f) Depreciation and amortisation	15,943		14,139		12,059		30,082		22,607		49,023
	g) Other expenditure	67,216		57,603		56,020		121,818		107,030		224,585
	Total expenses	214,414		200,590		200,438		412,003		398,301		811,017
3	Profit from ordinary activities before other income, finance costs and exceptional items (1 - 2)	75,227		52,003		47,646		130,231		118,831		190,077
4	Other income	5,942		9,097		5,478		12,038		13,971		22,285
5	Profit from ordinary activities before finance costs and exceptional items (3 + 4)	81,169		61,100		53,124		142,269		132,802		212,362
6	Finance costs	1,435		2,132		1,602		3,567		3,112		6,380
7	Profit from ordinary activities before exceptional items (5 - 6)	79,734		58,968		51,522		138,702		129,690		205,982
8	Exceptional items	—		—		—		—		—		—
9	Profit from ordinary activities before tax (7 + 8)	79,734		58,968		51,522		138,702		129,690		205,982
10	Tax expense	14,982		11,383		8,163		26,365		26,056		38,047
11	Net Profit from ordinary activities after tax (9 - 10)	64,752		47,585		43,359		112,337		103,634		167,935
12	Extra-ordinary items (net of tax)	—		—		—		—		—		—
13	Net profit for the period / year (11 - 12)	64,752		47,585		43,359		112,337		103,634		167,935
14	Paid-up equity share capital (face value Rs. 5/- each)	8,529		8,528		8,518		8,529		8,518		8,519
15	Reserves (excluding revaluation reserve)											1,054,853
16	Earnings per share before and after extra-ordinary items (in Rupees) per Rs. 5/- share
	- Basic	37.96		27.92		25.45		65.89		60.87		98.60
	- Diluted	37.83		27.81		25.34		65.63		60.59		98.18
		(Not annualised	)	(Not annualised	)	(Not annualised	)	(Not annualised	)	(Not annualised	)

See accompanying notes to the financial results

DR. REDDY’S LABORATORIES LIMITED

PART II : SELECTED INFORMATION FOR THE QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2015

A. PARTICULARS OF SHAREHOLDING

Sl. No.	Particulars	Quarter ended			Half year ended		Year ended
		30.09.2015	30.06.2015	30.09.2014	30.09.2015	30.09.2014	31.03.2015
1	Public shareholding*
	—Number of shares (face value Rs.5/- each)	95,968,471	98,036,645	97,914,376	95,968,471	97,914,376	98,189,505
	—Percentage of shareholding	56.26	57.48	57.47	56.26	57.47	57.63
2	Promoters and promoter group shareholding
	a) Pledged / Encumbered
	—Number of shares	—	—	—	—	—	—
	—Percentage of shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—	—
	—Percentage of shares (as a % of the total share capital of the company)	—	—	—	—	—	—
	b) Non-encumbered
	—Number of shares	43,517,712	43,451,462	43,417,812	43,517,712	43,417,812	43,417,812
	—Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	100.00	100.00	100.00	100.00	100.00
	—Percentage of shares (as a % of the total share capital of the company)	25.51	25.48	25.49	25.51	25.49	25.48

*	Public shareholding as defined under Clause 40A of Listing Agreement (excludes shares held by Promoters, Promoter Group and American Depository Receipt Holders)

B. INVESTOR COMPLAINTS

Pending at the beginning of the quarter	Nil
Received during the quarter	3
Disposed of during the quarter	3
Remaining unresolved at the end of the quarter	Nil

Segment Information

All amounts in Indian Rupees lakhs, except share data and where otherwise stated

Sl. No.	Particulars	Quarter ended			Half year ended		Year ended
		30.09.2015	30.06.2015	30.09.2014	30.09.2015	30.09.2014	31.03.2015
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	61,100	57,779	69,899	118,879	140,410	273,033
	b) Global Generics	243,079	206,678	197,282	449,757	413,897	796,154
	c) Proprietary Products	14	—	—	14	—	—
	Total	304,193	264,457	267,181	568,650	554,307	1,069,187
	Less: Inter segment revenue	14,552	11,864	19,097	26,416	37,175	68,093
	Add: Other unallocable income	—	—	—	—	—	—
	Total income from operations	289,641	252,593	248,084	542,234	517,132	1,001,094
2	Segment results:
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	1,514	2,764	4,516	4,278	6,758	4,512
	b) Global Generics	94,599	75,694	55,031	170,293	143,804	221,809
	c) Proprietary Products	(7,154)	(7,188)	(7,019)	(14,342)	(14,586)	(31,035)
	Total	88,959	71,270	52,528	160,229	135,976	195,286
	Less: (i) Interest	1,435	2,132	1,602	3,567	3,112	6,380
	(ii) Other un-allocable expenditure / (income), net	7,790	10,170	(596)	17,960	3,174	(17,076)
	Total profit before tax	79,734	58,968	51,522	138,702	129,690	205,982

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	Statement of assets and liabilities

All amounts in Indian Rupees lakhs

Sl. No.	PARTICULARS	As at	As at
		30.09.2015	31.03.2015
		(Unaudited)	(Audited)
A	EQUITY AND LIABILITIES
1	Shareholders’ funds
	a) Share capital	8,529	8,519
	b) Reserves and surplus	1,169,921	1,054,853
	Sub-total—Shareholders’ funds	1,178,450	1,063,372
2	Non-current liabilities
	a) Long term borrowings	98,550	93,913
	b) Deferred tax liabilities, net	20,722	12,899
	c) Other long term liabilities	4,350	2,552
	d) Long-term provisions	5,548	4,979
	Sub-total—Non current liabilities	129,170	114,343
3	Current liabilities
	a) Short-term borrowings	209,377	218,571
	b) Trade payables	86,624	71,596
	c) Other current liabilities	118,729	123,770
	d) Short-term provisions	16,039	53,944
	Sub-total—Current liabilities	430,769	467,881
	TOTAL—EQUITY AND LIABILITIES	1,738,389	1,645,596
B	ASSETS
1	Non-current assets
	a) Fixed assets	475,623	373,770
	b) Non-current investments	177,592	176,007
	c) Long-term loans and advances	49,762	55,386
	d) Other non-current assets	74	111
	Sub-total—Non-current assets	703,051	605,274
2	Current assets
	a) Current investments	158,622	210,218
	b) Inventories	177,406	172,332
	c) Trade receivables	510,786	471,169
	d) Cash and bank balances	87,664	90,143
	e) Short-term loans and advances	90,201	86,567
	f) Other current assets	10,659	9,893
	Sub-total—Current assets	1,035,338	1,040,322
	TOTAL—ASSETS	1,738,389	1,645,596

2	The above financial results are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair value. GAAP comprises Accounting Standards specified under section 133 of the Companies Act, 2013 read with Rule 7 of Companies (Accounts) Rules, 2014, guidelines issued by Securities and Exchange Board of India and other accounting principles generally accepted in India.
3	The unaudited results have been reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 29 October 2015.
4	The results for the quarter and half year ended 30 September 2015 have been subjected to a “Limited review” by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

5	Update on the API facilities: During October 2015, two of the Company’s API customers received Abbreviated New Drug Application (ANDA) approval rescission letters from the U.S. Food and Drug Administration (USFDA). These ANDAs of customers were approved in January and February 2015, post USFDA’s inspection of the Company’s API facilities. Each rescission letter cites that the Company’s API facility was classified as ‘Potential OAI’ on the date of approval.
6	The figures for the previous periods have been re-grouped/ re-classified, wherever necessary, to conform to the current period’s classification.

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 29 October 2015	Co-Chairman & Chief Executive Officer